Exhibit 3.06

OPERATING AGREEMENT

of

VC AVIATION SERVICES, LLC

(A Michigan Limited Liability Company)

This Operating Agreement is hereby adopted and agreed to by the Members, effective as of May 21, 2001, as the operating agreement of the Company.

1. Definitions and Rules of Construction.

1.1 Definitions. As used in this Agreement, the following terms have the following meanings:

“Act” means the Michigan Limited Liability Company Act, Act No. 23 of the Michigan Public Acts of 1993, as amended, or any successor act.

“Additional Members” means Members other than Visteon admitted to membership in the Company pursuant to Section 3.2.

“Adjusted Capital Account” means, with respect to any Member as of the end of any Fiscal Year, such Member’s Capital Account (a) reduced by those anticipated allocations, adjustments, and distributions described in Section 1.704-1(b)(2)(ii)(d)(4)-(6) of the Treasury Regulations, and (b) increased by the amount of any deficit in such Member’s Capital Account that such Member is deemed obligated to restore under Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), or 1.704-2(i)(5) of the Treasury Regulations as of the end of such Fiscal Year.

“Affiliate” means, with respect to a given person, another person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the given person. For this purpose, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

“Agreement” means this Operating Agreement, as from time to time amended.

“Articles” means the Articles of Organization of the Company, as from time to time amended, filed with the Bureau of Commercial Services of the Michigan Department of Consumer & Industry Services pursuant to the Act.

“Bankrupt Member” means a Member which has: (a) had an order for its relief entered under the Bankruptcy Code; (b) commenced a voluntary case under the Bankruptcy Code or any other proceeding seeking a reorganization or an arrangement with its creditors; (c) had an involuntary case commenced against it under the Bankruptcy Code unless dismissed within 60 days after commencement; (d) filed an answer to a creditor’s complaint or petition (admitting the material allegations thereof) seeking an order for its relief under the Bankruptcy Code or a reorganization or arrangement with its creditors; (e) applied for or consented to the appointment of a receiver, trustee, or custodian with respect to any material portion of its assets; or (f) been the subject of any analogous event under the laws of any jurisdiction other than the USA.

“Bankruptcy Code” means Tide 11 of the United States Code, as amended, or any successor act or code.

“Capital Account” means, with respect to each Member, an account so designated and maintained for such Member by the Company in accordance with the provisions of this Agreement. The balance of each Member’s capital account on the date hereof is set forth in Exhibit A. After the date hereof, each Member’s Capital Account shall be: (a) credited in the amount of any actual or deemed additional contributions of such Member to the capital of the Company and any profits or items of income or gain allocated to such Member pursuant to Section 6.1; (b) debited in the amount of any distribution to such Member and any losses or items of loss or deduction allocated to such Member under Section 6.1; and (c) further adjusted as provided in Section 5.7. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

“Change of Control” shall be deemed to occur with respect to a Member when any entity, person or group (other than the Member, any subsidiary or any savings, pension or other benefit plan for the benefit of employees of the Member or its subsidiaries) which theretofore beneficially owned less than 50% of the voting stock of the Member then outstanding acquires shares of voting stock of the Member in a transaction or series of transactions that results in such entity, person or group directly or indirectly owning beneficially 50% or more of the outstanding common stock of the Member.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor act or code.

“Company” means VC Aviation Services, LLC, a Michigan limited liability company.

“Fiscal Year” means the calendar year.

“Income Account” means, with respect to each Member, an account so designated and maintained for such Member by the Company in accordance with the provisions of this Agreement.

“Indebtedness” of the Company means (a) all obligations of the Company for borrowed money, (b) all obligations of the Company as lessee under any Lease which, in accordance with generally accepted accounting principles, is or should be capitalized on the books of the Company, (c) all obligations of the Company which are secured by any liens, mortgages, encumbrances or other charges existing on any asset or property of the Company, whether or not the obligation secured thereby shall have been assumed by the Company (other than current real estate taxes not yet due), (d) all liabilities of the Company in respect of unfunded benefit liabilities under any pension, employee benefit or similar plan whether maintained within or outside the United States, and (e) all obligations of the Company in respect of any interest rate or currency swap, rate cap or other similar transaction (valued in an amount equal to the highest termination payment, if any, that would be payable by the Company upon termination for any reason on the date of determination).

“Majority Vote” means the affirmative votes of Members holding Percentage Interests aggregating in excess of fifty percent (50%).

“Members” means the persons who are members of the Company within the meaning of the Act The Members consist of Visteon and any Additional Members.

“Net Income (Loss)” means, for any period, the net income (or loss) of the Company for such period taken as a single accounting period, determined in accordance with generally accepted accounting principles, consistently applied (but in any event without deduction of dividends paid or payment in respect of any membership interest of the Company); provided that, in determining Net Income, there shall be excluded (i) the income (or loss) of any person or entity (other than a subsidiary of the Company) in which any person or entity other than the Company or any of its subsidiaries has a joint interest or partnership interest, except to the extent of the amount of dividends, or other distributions actually paid to the Company or any of its subsidiaries by such person or entity during such period, (ii) the income (or loss) of any person accrued prior to the date it becomes a subsidiary of the Company or is merged into or consolidated with the Company or any of its subsidiaries or that person’s or entity’s assets are acquired by the Company or any of its subsidiaries, (iii) the proceeds of any life insurance policy, (iv) gains and losses from the sale, exchange, transfer or other disposition of property or assets not in the ordinary course of business of the Company and its subsidiaries, and related tax effects in accordance with generally accepted accounting principles, consistently applied, (v) any other extraordinary or non-recurring gains and losses of the Company or its subsidiaries, and related tax effects in accordance with generally accepted accounting principles, consistently applied, and (vi) the income of any subsidiary of the Company to the extent that the declaration or payment of dividends or similar distributions by that subsidiary of that income is not at the time permitted by operation of the terms of its charter or of any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that subsidiary.

“Non-Withdrawing Member” means any Member who is not a Withdrawing Member.

“Percentage Interest” means, with respect to each Member, that percentage set forth opposite such Member’s name on Exhibit A, after giving effect to any amendments to Exhibit A and to any adjustments in such percentage provided for in this Agreement. In the event any Membership interest is transferred in accordance with the provisions of this Agreement, the transferee of such interest shall succeed to the Percentage Interest of his transferor to the extent it relates to the transferred interest.

“Person” (whether or not capitalized) means any individual, partnership, corporation, company, association, estate, trust, governmental unit, or other legal entity.

“Tax Matters Member” means the Member designated as the “tax matters partner” of the Company pursuant to Section 6231(a)(7) of the Code.

“Treasury Regulations” means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

“USA” means the United States of America.

“Visteon” means Visteon Corporation.

“Withdrawing Member” shall have the meaning defined in Section 8 and Section 83.

1.2 Terms Defined in Act. Terms defined in the Act which are not otherwise defined in this Agreement shall, when used in this Agreement, have the meanings specified in the Act.

1.3 Plurals. Any defined term, used in this Agreement in the plural form shall be deemed to include all members of the relevant class.

1.4 Gender. Any masculine, feminine, or neuter term used in this Agreement shall be deemed to include the other genders.

2. Organization of Company.

2.1 Organization. The Company has been organized as a Michigan limited liability company pursuant to the Articles.

2.2 Name of Company. The name of the Company shall be as set forth in the Articles. All business of the Company shall be transacted in that name or in other names selected by the Company from time to time that are in compliance with the Act.

2.3 Duration. The Company began its existence upon the filing of the Articles and shall continue in existence for the period of time specified in the Articles or in conformity with the provisions of this Agreement.

2.4 Purpose. The purpose of the Company is to engage in any activity for which limited liability companies may be formed under the Act. The Company shall have all the powers necessary or convenient to effect any purpose for which it is formed, including all powers granted by the Act

2.5 Company Not a Partnership. The Members specifically intend and agree that the Company be a limited liability company under the Act and not a partnership (including a limited partnership) or any other form of organization. No Member shall be construed to be a partner in the Company or a partner of any other Member or person as a result of its being a member of the Company, and the Articles, this Agreement, and the relationships arising therefrom shall not be construed to suggest otherwise.

3. Members.

3.1 Admission. Visteon was admitted to the Company as a Member on May 21, 2001.

3.2 Additional Members. Except in the case of a transfer of a Member’s interest in the Company permitted under Section 7.4:

(a) Additional Members may be admitted only with the written approval of all of the Members;

(b) The initial capital contribution payable by any Additional Member must be approved in writing by all of the Members; and

(c) Upon the admission of any Additional Member, Exhibit A shall be amended to reflect the respective Capital Account balances and Percentage Interests of all Members immediately after such admission.

3.3 Representations and Warranties. As of the date of its admission, each Member hereby represents and warrants to each other Member and to the Company that: (a) this Agreement is binding and enforceable against such Member in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding at law or in equity); and (b) its execution, delivery, and performance of this Agreement do not violate any law or any other agreement to which it is a parry or by which it is bound.

3.4 No Liability to Third Parties. Unless provided by law or expressly assumed, a Member shall not be liable for the acts, debts, or liabilities of the Company, including those under a judgment or order of a court.

3.5 Voting Rights. All matters relating to the Company shall be decided by a Majority Vote unless a higher percentage for approval is specified elsewhere in this Agreement, in any other written agreement executed by all the Members of the Company, or in the Act. The unanimous approval of all of the Members shall be required for each of the following actions:

(a) Any sale, transfer or license of any patented intellectual property owned or licensed by the Company.

(b) A merger involving the Company, the sale of substantially all of the Company’s assets or the Company’s purchase of substantially all of the assets, or more than 20% of the equity, of another entity.

(c) Affiliate transactions, including loans by Members pursuant to Section 5.5.

(d) Any capital calls under Section 5.2, or any modification of the manner in which the Capital Accounts, or any debits or credits thereto, are computed.

(e) The admission of an Additional Member and such Additional Member’s initial capital contribution, as provided in Section 3.2.

(f) Any amendment of this Section 3.5 or Section.

3.6 Meetings and Notice. The Members shall meet annually on such dates and at such places and times as they may determine by resolution. One or more Members holding at least 25 percent of the Percentage Interests may call a special meeting of the Members for any reasonable time at the principal office of the Company by giving notice thereof to all Members. Notice shall be given at least 72 hours before a meeting which a Member may attend in the manner described in Section 3.9 and at least five days before any other meeting, with such notice specifying the purposes of the special meeting. A Member may waive notice of any meeting, and attendance at a meeting (other than for the sole purpose of objecting to legality thereof) will constitute waiver of notice.

3.7 Quorum. Except as otherwise required by the Act or the Articles, the presence at a meeting of Members owning Percentage Interests aggregating in excess of sixty (60%) percent shall constitute a quorum for the transaction of business. Regardless of whether a quorum is present, the meeting may be adjourned by a vote of the Members present. At the adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally notified.

3.8 Members to Act Through Representatives. Each Member which is not an individual shall act for all purposes under this Agreement through an individual designated by such Member as. its representative for such purpose. Each such Member shall provide the Company and each other Member with written notice of the individual so designated (which designation may be changed from time to time by the Member in its discretion and which may include one or more alternate representatives), and the Company and the other Members shall be entitled in all cases to. assume that any individual so designated is authorized to act on behalf of such Member. In the absence of such designation, the Company and the other Members may assume that the President or any Vice President of a Member which is a corporation is authorized to act on behalf of such Member.

3.9 Participation by Communication Equipment. A Member may participate in a meeting by a conference telephone or other similar communications equipment through which all persons participating in the meeting may communicate with the other participants. All participants shall be advised of the communications equipment, and the names of the parties in the conference shall be divulged to all participants. Participation in a meeting pursuant to this Section constitutes presence in person at the meeting.

3.10 Action by Written Consent. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, are signed by all of the Members and delivered to the Company. All such consents shall be dated within a period of 90 days.

3.11 No Authority to Commence Civil Suit. No Member shall have the authority to commence or maintain a civil suit in the right of the Company except upon a Majority Vote or as provided in Section 510 of the Act.

3.12. Independent Activities. Other than in connection with Visteon, any Member may, notwithstanding the existence of this Agreement, engage in whatever other activities such Member chooses, whether or not the same are competitive with the Company, without having any obligation to offer any interest in such activities to the Company or to any other Member.

3.13 Transactions Permitted with Members and Affiliates. The validity of any transaction, agreement, or payment involving the Company, any Member, or any Affiliate thereof otherwise permitted by the terms of this Agreement shall not be affected by reason of the relationship between any Member and such Affiliate or by reason of the approval of said transaction, agreement, or payment by any Member.

4. Management by Members.

4.1 Management by Members. The business of the Company shall be managed by the Members, subject to any provisions of this Agreement restricting or enlarging the management rights and duties of any Member. The Members shall be considered to be managers for purposes of the Act and this Agreement unless the context clearly requires otherwise. The Members shall have and be subject to all duties and liabilities of managers and to all limitations of liability and indemnification rights of managers permitted under the Act.

4.2 Discharge of Duties; Reliance on Reports. A Member shall discharge its duties set forth in Section 4.1 to the Company in good faith, with the care an ordinarily prudent person in a like position would exercise under similar circumstances, and in a manner it reasonably believes to be in the best interests of the Company. In discharging its duties, a Member may rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

(a) One or more Members or employees of the Company whom the Member reasonably believes to be reliable and competent in the matter presented;

(b) Legal counsel, public accountants, engineers, or other persons as to matters the Member reasonably believes are within the person’s professional or expert competence; and

(c) A committee of Members of which it is not a member if the Member reasonably believes the committee merits confidence.

A Member is not entitled to rely on the information set forth in this Section if the Member has knowledge concerning the matter in question that makes reliance otherwise permitted by this Section unwarranted. A Member is not liable for any action taken as a manager or any failure to take any action if it performs the duties of its office in compliance with this Section.

4.3 Authority to Execute Documents. All deeds, documents, transfers, contracts, agreements, bonds, debentures, notes, obligations, evidences of indebtedness, checks, drafts, bills of exchange, orders for the payment of money, and other instruments requiring execution by the Company shall be executed and delivered by one or more Members as may from time to time be authorized by the Members.

4.4 Officers. The Company may, but need not, have one or more officers, who shall be appointed by and serve at the pleasure of the Members. Each such officer shall have the title, authority, and duties specified by the Members.

5. Capital Contributions.

5.1 Contributions; Percentage Interest. Each Additional Member (other than a transferee admitted under Section 7.4.4) shall make such capital contribution at the time of admission as is determined pursuant to Section 3.2. The respective rights of each Member in the Company, including (but not limited to) the right to receive distributions of the Company’s assets and any right to vote or participate in management, shall be in proportion to such Member’s Percentage Interest.

5.2. Capital Calls. If the Members determine that the Company requires additional capital to carry out its purposes, including, but not limited to, additional capital required (1) to meet its operating expenses, (2) to pay taxes, assessments, insurance premiums and other normal costs incurred in connection with the Company’s business, (3) to pay principal and interest or any other amounts payable in connection with any indebtedness of the Company, including loans owed to Members; (4) to comply with loan covenants which may be imposed on the Members in connection with loans or other indebtedness of the Company, or (5) in connection with the construction of any buildings or other improvements on any real property owned or leased by the Company over and above the proceeds of any construction of such improvements; and such additional capital is not otherwise reasonably available from any other source (such as refinancing, loans to the Company, etc.), each Member will make an additional capital contribution, in proportion to its Percentage Interest, which contributions in the aggregate equal the amount needed by the Company for it to meet the aforementioned expenses. Should any Member fail to make its required capital contribution in accordance with this Section, the remaining Members (pro rata in accordance with their Percentage Interests) shall have the option of contributing the amount which such Member failed to contribute.

5.3 Adjustment of Percentage Interests Due to Failure to Make Additional Contribution. Upon the failure by a Member to make the full amount of any additional capital contribution required to be made by it, the Percentage Interests of the Members shall be adjusted by reducing the noncontributing Member’s Percentage Interest and increasing the other Members’ Percentage Interests so as to equitably reflect the noncontributing Member’s failure to make such contribution and the contributions (including any optional contributions under the last sentence of Section 5.2) made by the other Members.

5.4 Contribution Returns. A Member is not entitled to the return of any part of its capital contributions or to be paid interest in respect of either its Capital Account or its capital contributions. An unrepaid capital contribution is not a liability of the Company or of any Member. A Member is not required to contribute or to lend any cash or property to the Company to enable it to return any Member’s capital contribution.

5.5 Loans by Members. If approved by the unanimous vote of the Members, a Member may (but shall not be required to) make loans to the Company. Any such loan shall bear interest at the rate agreed to by the Company and the lending Member and shall be treated for all purposes as a loan and not as a capital contribution.

5.6 Income Accounts. An Income Account shall be maintained for each Member. At the end of each Fiscal Year, each Member’s Percentage Interest of the Company’s net profits or net losses, if not previously credited or debited, shall be credited or debited to such Member’s Income Account in accordance with Section 6. After such amounts have been credited or debited to the Income Accounts, any balance or deficit remaining in each Member’s Income Account at the end of such Fiscal Year shall be transferred to or charged against such Member’s Capital Account.

5.7 Compliance with Treasury Regulations. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a. manner consistent with such Treasury Regulations. In the event the Members shall unanimously determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, but without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or Members), are computed in order to comply with such Treasury Regulations, the Members, acting unanimously, may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Members also shall: (a) make any adjustments that are necessary or appropriate to maintain equality between the total of the Capital Accounts and the amount of the Company’s capital reflected on its balance sheet, as computed for book purposes in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g); and (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Treasury Regulations Section 1.704-1(b).

6. Allocations and Distributions:

6.1 Allocations of Income and Loss. Except as may be required by Section 704(c) of the Code and Treasury Regulations Section 1.704-1(b)(2)(iv)(f)(4) all item of income, gain, loss, deduction, and credit of the Company shall be allocated among the Members as follows:

6.1.1 General Rule. This Section 6.1.1 applies in all cases not governed by Section 6.1.2. Items of gross income, gain, loss, deduction, and credit shall be allocated in accordance with each Member’s Percentage Interest; provided, however, that no loss shall be allocated to any Member to the extent such loss would create or increase a deficit in such Member’s Adjusted Capital Account. All items of income, gain, loss, deduction, and credit allocable to any interest in the Company that may have been transferred or reallocated shall be allocated between the transferor and transferee based upon the portion of the Fiscal Year during which each was recognized as owning the interest in the Company, without regard to the results of Company operations during any particular portion of the Fiscal Year and without regard to whether cash distributions were made to the transferor or the transferee during that Fiscal Year, provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Code and the Treasury Regulations thereunder.

6.1.2 Adjusted Capital Account Deficit. Items of gross income and gain shall be allocated to each Member in an amount and manner sufficient to eliminate, as quickly as possible, any deficit in such Member’s Adjusted Capital Account to the extent that such deficit is created or increased by any unexpected adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4)-(6) of the Treasury Regulations. This Section 6.1.2 is intended to comply with the “alternate test for economic effect” of Section.704-1(b)(2)(ii)(d) of the Treasury Regulations and shall be interpreted consistently therewith.

6.2 Distributions. Except as otherwise provided in this Agreement, the Company may make such distributions to the Members as may be approved by the Members. All distributions shall be in accordance with each Member’s respective Percentage Interest. Notwithstanding the foregoing, the Members agree to cause the Company to make cash dividend distributions each year or, at the option of the Members, to loan, to each of the Members in an amount determined by multiplying by a percentage (the “effective percentage”) the amount of such Members’ taxable income resulting from the pass-through allocations of the Company’s income and gain to each of the Members. The effective percentage shall equal the sum of the federal rate plus the adjusted state rate. The federal rate shall be the highest rate applicable to taxable income of individuals for such year under the Internal Revenue Code. The adjustment state rate shall be the highest rate applicable to taxable income of individuals under the income tax laws of the state which has the highest such rate among the states in which the Members reside multiplied by the difference of one (1) minus the federal rate; provided, however, that if there is not deduction allowable under the Internal Revenue Code for such year for state income taxes, the adjusted rate shall be the highest rate applicable to taxable income of individuals under the income tax laws of the state which has the highest such rate among the states in which the Members reside.

7. Withdrawal; Transfer of Interest in Company.

7.1 Withdrawal. A Member does not have the right or power to withdraw as a Member, except for a withdrawal in violation of this Agreement as set forth in Section 509 of the Act.

7.2 Bankrupt Member. Subject to the other provisions of this Agreement, if any Member becomes a Bankrupt Member, the Company shall have the option, exercisable by notice from the Company to the Bankrupt Member at any time prior to the 180th day after receipt of notice of the occurrence of the event causing it to become a Bankrupt Member, to buy, and, on the exercise of such option, the Bankrupt Member shall sell its interest in the Company at a price equal to the percentage of the Formula Price that is the same as the Bankrupt Member’s Percentage Interest.

7.3 Transferability of Company Interest. Except as specifically permitted in this Agreement, no Member shall sell, assign, transfer, encumber, or dispose of any portion of its interest in the Company, voluntarily or involuntarily, including (without limitation) by sale, gift, granting an option to purchase, security interest, pledge, collateral assignment, bequest, or operation of law. Any attempted disposition by a Member of its interest in the Company, or any part thereof, other than as specifically permitted in this Agreement shall be null and void.

7.4 Permitted Transfers. Notwithstanding Section 7.3, any Member may transfer all or a percentage of its interest in the Company as follows:

7.4.1 Transfer with Consent. A Member may sell or otherwise transfer its interest in the Company by first obtaining the consent of the Members. Notwithstanding the foregoing, Visteon may, at any time, transfer its Percentage Interest to an Affiliate provided that such Affiliate complies with the provisions of Section 7.4.4.

7.4.2 Transfer to Trust. A Member may sell or otherwise transfer its interest in the Company to an inter vivos trust for the benefit of such Member, of which trust the Member will be the grantor and the trustee during the Member’s lifetime.

7.4.3 Right of First Refusal. At any time after the fifth anniversary date of this Agreement, a Member may sell all, but not less than all, of its interest in the Company to a third-party purchaser in accordance with the following procedures:

(a) The Member shall first obtain from the third party a bona fide written offer to purchase such Member’s interest in the Company, setting forth the purchase price and all other terms in reasonable detail, and shall provide copies thereof to all other Members. Such an offer must provide for a closing date no sooner than 60 days after the date copies thereof are given to the other Members and may not contain non-monetary terms which would render the purchase impossible or impracticable for a Member desiring to exercise its right of first refusal under this Section.

(b) At any time within 30 days after receipt of a copy of such offer, any other Member may advise the selling Member that it elects to purchase the selling Member’s interest for same price and on the same terms set forth in such offer.

(c) If one other Member notifies the selling Member in writing within such 30-day period that it wishes to purchase the selling Member’s interest, it shall be obligated to do so. If more than one other Member so notifies the selling Member, they shall be obligated (severally and not jointly) to purchase the selling Member’s interest pro rata in accordance with their Percentage Interests. In either case, the selling Member shall be obligated to sell all (but not less than all) of its interest in the Company to such Member(s), and such sale shall be for the same price, at the same time, and on the same terms provided for in the original offer.

(d) If, during such 30-day period, no Member notifies the selling Member that it desires to purchase under subsection (c) above, or if, during such period, all other Members advise the selling Member in writing that they do not wish to purchase under subsection (c), the selling Member may proceed to sell its entire interest in the Company to the third party for the same price and on the same terms set forth in the original offer at any time within 60 days after the expiration of such 30-day period. If the closing of such sale does not occur within such 60-day period, the selling Member may not sell to the third party unless it again offers the other Members the opportunity to purchase in accordance with the procedures set forth in this Section 7.4.3.

7.4.4 Admission of Transferee as Additional Member. Upon the consummation of a transfer of a Member’s entire interest in the Company pursuant to this Section 7.4, the transferor Member shall cease to be a Member of the Company. Upon the consummation of any transfer of a Member’s interest in the Company pursuant to this Section 7.4, the transferee (if not already a Member) shall become an Additional Member of the Company with all rights and obligations thereof. Upon admission, the Additional Member shall agree in writing to be bound by this Agreement and any other agreements then in existence between the Members concerning the Company and shall make the representations and warranties contained in Section 3.3.

8. Limitation of Liability and Indemnification.

8.1 Limitation of Personal Liability for Managers. A Member acting as a manager of the Company shall not be personally liable to the Company or its Members for monetary liability for breach of duty established in Section 404 of the Act, except that this provision does not eliminate or limit any liability of a Member for any of the following:

(a) The receipt of a financial benefit to which the Member is not entitled;

(b) Liability under Section 308 of the Act;

(c) A knowing violation of law; or

(d) An act or omission occurring before the date when this provision becomes effective.

Any repeal, amendment, or other modification of this Section shall not adversely affect any right or protection of a Member existing at the time of such repeal, amendment, or other modification.

8.2 Indemnification.

8.2.1 Indemnification by Company. The Company shall indemnify and hold harmless each Member against, from and in respect of any and all damages, losses, liabilities and expenses, including without limitation legal and other expenses, incurred by a Member in connection with any action, suit, claim or proceeding (whether civil or criminal, at law or in equity) arising or resulting from or related to any liability or obligation of the Company.

8.2.2 Not Exclusive. Indemnification under this Section is not exclusive of any indemnification provided for elsewhere herein, in any other agreement or otherwise provided by law.

8.2.3 Indemnification by Members. Each Member shall indemnify, defend and hold, harmless the Company and the other Members from and against all claims, demands, suits, actions, proceedings, liabilities, attorneys’ fees, costs and expenses arising in connection with (i) the activities or status of such Member in connection with the Company which are outside the scope of its rights, responsibilities, obligations or status as a Member hereunder or (ii) the acts or omissions to act of such Member which are within the scope of its rights, responsibilities, obligations or status as a Member and which are a result of gross negligence or willful misconduct. Either Member required to provide indemnification under this Section to the Company shall be entitled to contribution from the other Member if such other Member is also required to provide indemnification under this Section with respect to the same matter. To the extent that a Member is obligated to provide indemnification under this Section, it shall have no entitlement to indemnification from the Company. The provisions of this Section shall survive termination of this Agreement or any purchase or transfer made pursuant to this Agreement.

8.3 Liability Insurance. The Company shall have the power to purchase and maintain insurance on behalf of any person who is or was a Member, manager, officer employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, member, manager, partner, trustee, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the Company Would have the power to indemnify such person against such liability under the provisions of Section 8.3 or the Act.

9. Taxes and Accounting.

9.1 Tax Returns. The Tax Matters Member shall cause to be prepared and filed all necessary federal and state income tax returns for the Company, including making the elections described in Section 10.2. Each Member shall provide the Tax Matters Member with all pertinent information in its possession relating to Company operations that is necessary for the Company to prepare and file its income tax returns.

9.2 Tax Elections. The Company shall make the following elections on the appropriate tax returns:

(a) To adopt the Fiscal Year as the Company’s fiscal year for tax purposes;

(b) To adopt the accrual method of accounting and to keep the Company books and records on the accrual method;

(c) If a distribution of Company property as described in Section 734 of the Code occurs, or if a transfer of an interest in the Company as described in Section 743 of the Code occurs on written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of properties of the Company;

(d) To amortize the organizational and start-up expenditures of the Company under Section 195 of the Code ratably over a period of 60 months as permitted by Section 709(b) of the Code; and

(e) Any other election the Members may approve.

Neither the Company nor any manager or Member may make an election for the Company to be excluded from the application of the provisions of Subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law, and no provision of this Agreement shall be construed to sanction or approve such an election.

9.3 Designation of Tax Matters Member. Visteon shall be the Tax Matters Member and shall take such action as may be necessary to cause each other Member to become a “notice partner” within the meaning of section 6223 of the Code. The Tax Matters Member may not take any action contemplated by Sections 6222 through 6232 of the Code without a Majority Vote, but this sentence does not authorize other Members to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code.

9.4 Accounting and Reports. Unaudited financial statements (containing a balance sheet and statements as to net profits, net losses, and net cash flow, on a periodic and year to date basis) shall be prepared at least monthly and delivered to the Members. Within 60 days after the close of each Fiscal Year, a balance sheet and profit and loss statement of the Company relating to such Fiscal. Year shall be prepared in accordance with generally accepted accounting principles consistently applied, certified by independent auditors approved by the Members, and delivered to the Members.

9.5 Banking and Accounts. All funds of the Company shall be deposited in a separate bank account or accounts as shall be determined by the Members. All withdrawals therefrom shall be made upon checks signed by the Members or by any person authorized to do so by the Members.

9.6 Indemnification of Tax Matters Member. The Company shall defend, indemnify, and hold harmless the Tax Matters Member for all expenses (including, but not limited to, legal and accounting fees), claims, liabilities, losses, and damages incurred in connection with me performance of such Member’s duties as Tax Matters Member.

9.7 Tax Returns; Information. The Tax Matters Member shall cause the Company’s accountants to prepare all income and other tax returns of the Company and shall cause the same to be filed in a timely manner. The Tax Matters Member shall furnish to each Member a copy of each such return, together with any schedules or other information which each Member may require in connection with such Member’s own tax affairs.

9.8 Special Basis Adjustment. In connection with any permitted transfer of a Membership interest, the Tax Matters Member shall cause the Company, at the written request of the transferor or the transferee, on behalf of the Company and at the time and in the manner provided in Regulations Section a 754-l(b), to make an election to adjust the basis of the Company’s property in the manner provided in Sections 734(b) and 743(b) of the Code, and such transferee shall pay all costs incurred by the Company in connection therewith, including, without limitation, reasonable attorneys’ and accountants’ fees.

10. Dissolution, Liquidation and Termination.

10.1 Dissolution. The Company shall be dissolved and its affairs shall be wound up upon the first occurrence of any of the following:

(a) At the time (if any) specified in the Articles;

(b) Upon the happening of any events specified in the Articles which cause dissolution;

(c) By the consent of the Members;

(d) Upon the death, withdrawal, expulsion, bankruptcy, insanity or dissolution of a Member, or the occurrence of any other event (other than a transfer permitted under Section 7.4) that terminates the continued membership of a Member in the Company, unless within 90 days after the termination of membership, remaining Members holding a Percentage Interests aggregating in excess of fifty percent (50%) and having Adjusted Capital Accounts aggregating in excess of fifty percent (50%) (other than the Percentage Interest and Adjusted Capital Account of the Member subject to the event which could cause dissolution under this subsection (d)) consent to continue the business of the Company and to the admission of one or more Additional Members if necessary; or

(f) Upon the entry of a decree of judicial dissolution.

10.2 Winding Up. Except as otherwise provided in the Articles, this Agreement, or Section 805 of the Act, the Members who have not wrongfully dissolved the Company may wind up the Company’s affairs. The Members who are winding up the Company’s affairs shall continue to function, for the purpose of winding up, in accordance with the procedures set by the Act, the Articles, and this Agreement, shall be held to no greater standard of conduct than that described in Section 404 of the Act, and shall be subject to no greater liabilities than would apply in the absence of dissolution. The Company may sue and be sued in its name and process may issue by and against the Company in the same manner as if dissolution had not occurred. An action brought by or against the Company before its dissolution does not abate because of the dissolution.

10.3 Liquidation and Termination. On dissolution of the Company, one or more Members shall serve as liquidator. The liquidator shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidator shall continue to operate the Company properties. The steps to be accomplished by the liquidator are as follows:

10.3.1 Accounting. As promptly as possible after dissolution and again after final liquidation, the liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company’s assets, liabilities, and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

10.3.2 Notice. The liquidator shall cause the notice described in Sections 806 and 807 of the Act to be mailed to each known creditor of and claimant against the Company in the manner described in Sections 806 and 807.

10.3.3 Order of Distribution. The assets shall be distributed in the following order:

(a) To creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company other than liabilities for distributions to Members under Section 304 or 305 of the Act. Reasonable provisions shall be made for debts, liabilities, and obligations that are not liquidated but will not be barred under Sections 806 or 807 of the Act;

(b) Except as provided in this Agreement, to Members and former Members in satisfaction of liabilities for distributions under Sections 304 and 305 of the Act; and

(c) Except as provided in this Agreement, all remaining assets to Members and former Members in accordance with Section 303 of the Act.

Provided, however, that before the assets of the Company are distributed pursuant to subsection (c) above, the Company shall file tax returns and pay tax obligations as required by Act 122 of the Public Acts of 1941, MCLA” 205.1 to 205.31.

10.3.4 Manner of Distribution. The distribution of assets to Members shall be as follows:

(a) The liquidator may sell any or all Company property, including to Members, and any resulting gain or loss from each sale shall be computed and allocated to the Capital Accounts;

(b) With respect to all Company property that has not been sold, the fair market value of that property shall be determined and the Capital Accounts shall be adjusted to reflect the manner in which the unrealized income, gain, loss, and deduction inherent in property that has not previously been reflected in the Capital Accounts would be allocated among the Members if there were a taxable disposition of that property for the fair market value thereof on the date of distribution; and

(c) Company property shall be distributed among the Members in accordance with their positive Capital Account balances, as determined after taking into account all Capital Account adjustments for the Fiscal Year during which the liquidation of the Company occurs (other than those made by reason of this subsection (c)); and those distributions shall be made by the end of the Fiscal-Year during which the liquidation of the Company occurs (or, if later, 90 days after the date of the liquidation).

All distributions in kind to the Members shall be made subject to the liability of each distributee for costs, expenses, and liabilities theretofore incurred or for which the Company has committed prior to the date of termination, and those costs, expenses, and liabilities shall be allocated to the distributees pursuant to this Section. The distribution of cash and/or property to a Member in accordance with the provisions of this Section constitutes a complete return to the Member of its capital contributions and a complete distribution to the Member of its interest in the Company and all the Company’s property and constitutes a compromise to which all Members have consented within the meaning of Section 808(l)(c) of the Act. To the extent that a Member returns funds to the Company, it has no claim against any other Member for those funds.

10.4 Purchase of Company Interest upon Continuation. In the event the business of the Company is continued under Section 11.1(d), the Company shall purchase and the holder thereof shall sell the disassociating Member’s interest in the Company at a price equal to the percentage of the Formula Price that is the same as the disassociating Member’s Percentage Interest.

11. General Provisions.

11.1 Books and Records. The Company shall keep at its registered office all the following:

(a) A current list of the full name and last known address of each Member;

(b) A copy of the Articles;

(c) Copies of all of the Company’s tax returns and reports, for the three most recent Fiscal Years;

(d) Copies of the financial statements of the Company for the three most recent years;

(e) A copy of this Agreement; and

(f) Copies of records that would enable a Member to determine its Percentage Interest.

11.2 Invalidity. The invalidity of any provision of this Agreement shall not affect the validity of the remainder of any such provision or the remaining provisions of this Agreement.

11.3 Waiver. The failure of any party at any time to require performance by any other party of any provision of this Agreement shall not be deemed a continuing waiver of that provision or a waiver of any other provision of this Agreement and shall in no way affect the full right to require such performance from the other party at any time thereafter.

11.4 Choice of Law and Arbitration. This Agreement shall be governed by and construed according to the laws of the State of Michigan. Any and all actions concerning any dispute arising hereunder shall be filed and maintained only in a state or federal court sitting in the State of Michigan, and the parties hereto specifically consent and submit to the jurisdiction of such state or federal court subject to Section 12.7.

11.5 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument. Each executed copy shall be deemed an executed original for all purposes.

11.6 Notices. All notices, demands, and requests required or permitted to be given under the provisions of this Agreement shall be in writing and shall be deemed given: (a) when personally delivered to the party to be given such notice or other communication; (b) on the day that such notice or other communication is received by facsimile or similar electronic device, fully prepaid, which facsimile or similar electronic communication shall promptly be confirmed by written notice; (c) on the day of receipt via United States mail or, if the addressee refuses delivery, on the date of such refusal; or (d) on the day such notice or other communication is delivered by reputable overnight courier to the address that the party receiving notice designates in writing.

11.7 Arbitration. No civil action concerning any controversy or claim arising out of or relating to this Agreement or the breach hereof shall be instituted before any court, and all such controversies or claims shall be submitted to final and binding arbitration in Detroit, Michigan, in accordance with the rules then pertaining of the American Arbitration Association, and judgment upon the award rendered may be entered in any court having jurisdiction thereof; provided, however, that a civil action may be brought seeking equitable relief in circumstances where equitable relief is appropriate.

11.8 Amendment. Except as provided in Section 3.5, this Agreement may be amended by a Majority Vote, provided that no such amendment shall reduce the Percentage Interest of any non-consenting Member.

IN WITNESS WHEREOF, the Members have made this Agreement effective as of the date first set forth above.

VISTEON CORPORATION

By:	/s/ Heidi A. Diebol-Hoorn
Heidi A. Diebol-Hoorn
Its:	Assistant Secretary

VC AVIATION SERVICES, LLC

Written Consent Of Sole Member

The undersigned, VISTEON CORPORATION, a Delaware corporation, being the sole member of VC AVIATION SERVICES, LLC, a Michigan limited liability company (the “Company”), hereby consents to the adoption of the following resolutions:

WHEREAS, it is deemed to be in the best interest of the Company to amend its Operating Agreement;

NOW, THEREFORE it is:

RESOLVED, that Section 7.3 of the Operating Agreement be removed and replaced in its entirety with the following language:

“Section 7.3 Transferability of Company Interest.

The Member may sell, transfer, assign, encumber otherwise dispose of all or any part of its interest in the Company, voluntarily or involuntarily, including (without limitation), by sale, gift, granting an option to purchase, security interest, pledge, collateral assignment, bequest, or operation of law, or enter into any agreement as a result of which any Person will or could obtain any interest in the Company.”

FURTHER RESOLVED, that Section 7.4 of the Operating Agreement be removed from the Operating Agreement in its entirety.

IN WITNESS WHEREOF, the undersigned has signed this Consent as of the 8th day of June, 2009.

VISTEON CORPORATION

By:	/s/ Heidi A. Sepanik
Name:	Heidi A. Sepanik
Title:	Secretary

AMENDMENT

TO

OPERATING AGREEMENT

OF

VC AVIATION SERVICES, LLC

THIS AMENDMENT (this “Amendment”) to Operating Agreement of VC Aviation Services, LLC is executed as of this 8th day of June, 2009 by Visteon Corporation, a Delaware corporation (the “Member”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Operating Agreement referred to below.

W I T N E S S E T H:

WHEREAS, the Member adopted that certain Limited Liability Company Agreement of VC Aviation Services, LLC, a Michigan limited liability company (the “Company”) as of May 21, 2001 (as heretofore amended, the “Operating Agreement”) relating to the management and operation of the Company;

WHEREAS, the Member desires to amend the Operating Agreement as set forth in this Amendment;

NOW, THEREFORE, the Member hereby amends the Operating Agreement as follows:

1. Section 7.3 of the Operating Agreement is hereby removed and replaced in its entirety with the following language thereto:

“Section 7.3 Transferability of Company Interest.

The Member may sell, transfer, assign, encumber otherwise dispose of all or any part of its interest in the Company, voluntarily or involuntarily, including (without limitation), by sale, gift, granting an option to purchase, security interest, pledge, collateral assignment, bequest, or operation of law, or enter into any agreement as a result of which any Person will or could obtain any interest in the Company.”

2. Section 7.4 of the Operating Agreement is hereby removed from the Operating Agreement in its entirety.

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the day and year first above written.

Visteon Corporation

By:	/s/ Heidi A. Sepanik
Name:	Heidi A. Sepanik
Title:	Secretary